SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 30)

ESSENDANT INC.

(Name of Subject Company)

ESSENDANT INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles W. Mulaney, Jr., Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 30 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Essendant Inc., a Delaware corporation (“Essendant”), with the Securities and Exchange Commission on September 24, 2018, relating to the offer by Egg Merger Sub Inc. (a Delaware corporation and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation, and an affiliate of Staples, Inc., a Delaware corporation) to purchase all of the outstanding shares of Essendant’s common stock, par value $0.10 per share, at a purchase price of $12.80 per share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Certain Litigation” a new subsection titled “Expiration of the Offer” and the disclosure set forth below:

“The Offer and all withdrawal rights thereunder expired at 6:00 p.m., New York City time, on January 30, 2019. Equiniti Trust Company, in its capacity as depositary for the Offer, has indicated that, as of the Expiration Time, 25,794,684 Shares have been validly tendered and not properly withdrawn pursuant to the Offer (excluding 901,097 Shares tendered pursuant to guaranteed delivery procedures but not yet delivered), which represent, together with the 4,203,631 Shares already owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), approximately 79.7% of the outstanding Shares.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered), together with the Shares already owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied (or validly waived), Purchaser has accepted for payment and will promptly pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that, pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Immediately following the Acceptance Time and in accordance with the DGCL, Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. At the Merger Effective Time, the Shares not purchased pursuant to the Offer (other than (i) Shares owned, directly or indirectly, by Parent, the Company (including Shares held as treasury stock) or Purchaser immediately prior to the Merger Effective Time,

(ii) Shares subject to the Company’s equity compensation awards and (iii) Shares owned by stockholders of the Company who have perfected their statutory rights of appraisal pursuant to Section 262 of the DGCL) will be converted automatically into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes. Immediately following the consummation of the Merger, Parent and Staples intend to and will cause the Company to commence the process to delist the Shares from the Nasdaq Global Select Market.

On January 31, 2019, Staples and the Company issued a joint press release announcing the expiration and results of the Offer and the expected consummation of the Merger. The full text of the joint press release is attached as Exhibit (a)(5)(MM) to the Schedule 14D-9 and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(MM)	Joint Press Release issued by Staples, Inc. and Essendant Inc., dated January 31, 2019 (incorporated by reference to Exhibit (a)(5)(Y) to the Schedule TO).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSENDANT INC.

By:	/s/ Brendan McKeough
Name:	Brendan McKeough
Title:	Senior Vice President, General Counsel and Secretary

Date: January 31, 2019